United States securities and exchange commission logo





                             May 5, 2020

       Joseph A. Wiley
       Chief Executive Officer
       Amryt Pharma plc
       Dept 920a 196 High Road, Wood Green
       London, United Kingdom N22 8HH

                                                        Re: Amryt Pharma plc
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 21,
2020
                                                            CIK No. 0001783010

       Dear Dr. Wiley:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Filed April 21, 2020

       Pro Forma Financial Information, page 67

   1. In your introductory paragraph, please add a description of the transaction in which you acquired Aegerion,
refer to Rule 11-02(b)(2) of Regulation S-X.
   2. In consideration of Rule 11-02(b)(7) of Regulation S-X, please revise the pro forma information and
footnotes to address the following:

                                                            Present historical
basic and diluted per share data based on continuing operations and pro forma basic and
diluted per share data on the face of the pro forma statement of loss;
                                                            Include the number
of shares used to compute per share data, as outstanding shares
 Joseph A. Wiley
Amryt Pharma plc
May 5, 2020
Page 2
              used in the calculation are affected by the transactions included in the pro forma financial statements; and
              Calculate the weighted average number of shares outstanding during the period to give effect to the shares issued had the transaction taken place at the beginning of the period presented.
Business
Our Product Candidates
AP101 for the Treatment of Severe EB
Phase 3 Trials in Partial Thickness Wounds, page 98

3. We note your response to comment 2. Please expand your discussion to provide investors with appropriate context as referenced in your response, for example, that study results should be evaluated with caution due to differences in study design and patient population disease characteristics.
Intellectual Property
University College Dublin In-License Agreement, page 106

4. We note your response to comment 9, which we reissue in part. We note your disclosure that under the University College Dublin In-License Agreement, the agreement continues on a product-by-product or country-by-country basis until the later of
(a) the expiration of
         the last valid claim of patent rights, (b) the expiration of orphan drug exclusivity, or (c) 15 years after the commercial sale of the first product. Please expand your disclosure to provide the patent expiry and orphan drug exclusivity period applicable under this term.
Note 6. Business combinations and asset acquisitions
Contingent Value Rights, page F-25

5. We note that you issued Contingent Value Rights ("CVRs") pursuant to which up to $85 million may become payable to shareholders and optionholders if certain approval and revenue milestones are met in relation to AP101. We also noted the CVRs were contingent on the successful completion of the Aegerion acquisition. Please address the following:

          Describe to us in detail how the CVRs were accounted for in the consolidated financial statements upon issuance and at period end, including the specific balance sheet and income statement accounts impacted.
         Discuss how the $1.5 million non-cash finance charge and the $3.8 million pro forma adjustment (g) on page 68 were calculated and what the charge represents.
FirstName LastNameJoseph A. Wiley of reporting the CVRs as part of the Aegerion purchase
         Tell us your consideration
Comapany price as contingent consideration and provide the authoritative accounting literature
          NameAmryt Pharma plc
May 5, 2020 Pagesupports the presentation as a shareholder distribution.
          which 2
FirstName LastName
 Joseph A. Wiley
FirstName LastNameJoseph A. Wiley
Amryt Pharma plc
Comapany NameAmryt Pharma plc
May 5, 2020
Page 3
May 5, 2020 Page 3
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Boris Dolgonos, Esq.